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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                (Amendment No. 1)




             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                             MIPS Technologies, Inc.
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                                 (Name of Issuer


                                  Common Stock
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                         (Title of Class of Securities)


                                    604567107
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                                 (CUSIP Number)


                                December 31, 2003
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             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 604567107               SCHEDULE 13G                 Page 2 of 5 Pages
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  NEWBERG FAMILY TRUST u/t/d 12/18/90
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY


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4.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA
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                               5.     SOLE VOTING POWER

                                      850,525
   NUMBER OF                  --------------------------------------------------
    SHARES                     6.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    7.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             850,525
                              --------------------------------------------------
                               8.     SHARED DISPOSITIVE POWER

                                      0
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9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  850,525
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10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
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11.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.1%
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12.               TYPE OF REPORTING PERSON*

                  00 - Trust
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                                                           Page  3  of  5  Pages
                                                               -----  -----
ITEM 1.

      (a) Name of Issuer:    MIPS Technologies, Inc.
                         -------------------------------

      (b) Address of Issuer's Principal Executive Offices:

                  1225 Charleston Road, Mountain View, CA 94043
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ITEM 2.

      (a) Name of Person Filing:

             Bruce L. Newberg as Trustee of the Newberg Family Trust
            ---------------------------------------------------------

      (b) Address of Principal Business Office or, if none, Residence:

                 11601 Wilshire Boulevard, Los Angeles, CA 90025
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      (c) Citizenship:  California
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      (d) Title of Class of Securities:   Common Stock
                                       -----------------------
      (e) CUSIP Number:  604567107
                        -----------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ] Broker or Dealer registered under Section 15 of the Act
     (b)  [ ] Bank as defined in section 3(a)(6) of the Act
     (c)  [ ] Insurance Company as defined in section 3(a)(19) of the Act
     (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940
     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act or under the laws of any State
     (f) [ ] Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
     (g)  [ ] Parent  Holding  Company  or  control  person, in  accordance with
              Section 240.13d-1(b)(ii)(G)(Note: See Item 7)
     (h) [ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
     (i) [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
     (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)


ITEM 4.   OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                                                           Page  4  of  5  Pages
                                                               -----  -----

       NEWBERG FAMILY TRUST u/d/t December 18, 1990

      (a) Amount Beneficially Owned:  850,525
                                    --------------------------------------------
      (b) Percent of Class:  2.1%
                           -----------------------------------------------------
      (c) Number of shares as to which such person has:

         (i)sole power to vote or to direct the vote:      850,525
                                                     ---------------------------
         (ii)shared power to vote or to direct the vote:    0
                                                        ------------------------
         (iii)sole power to dispose or to direct the disposition of: 850,525
                                                                    ------------
         (iv)shared power to dispose or to direct the disposition of:   0
                                                                     -----------


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employees benefit plan, pension fund or endowment fund is not required. NOT APPLICABLE.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. NOT APPLICABLE.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identity of each member of the group. NOT APPLICABLE.

                                                     Page   5     of   5   Pages
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ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members
of the group, in their individual capacity. See Item 5.   NOT APPLICABLE.


ITEM 10.  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.




Date:  January 28, 2004




                                             Newberg Family Trust u/t/d 12/18/90




                                             By: /S/ Bruce L. Newberg
                                                --------------------------------
                                                Bruce L. Newberg, Trustee